Item 1
ICICI Limited

MEETING OF BOARD OF DIRECTORS

The Board of Directors of ICICI will consider the audited financial results for the third quarter ended December 31, 2000 at its Meeting to be held on January 25, 2001, in Mumbai.

January 10, 2001

For further investor queries:

Contact:  Madhvendra Das at +91 22 653 6812 or email: das@icici.com